UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 19, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41098	86-1990354
(State or incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

(713) 446-6259

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BRD U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	BRD	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	BRD WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On May 19, 2023, Beard Energy Transition Acquisition Corp., a Delaware corporation (“SPAC”), and Suntuity Renewables LLC, a New Jersey limited liability company (the “Company”), issued a joint press release announcing the entry into a definitive agreement in connection with a proposed business combination between SPAC, the Company, Suntuity Inc., a Delaware corporation and wholly owned subsidiary of SPAC (“New PubCo”), and the other parties to the business combination agreement (the “Proposed Business Combination”). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Business Combination.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of SPAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Forward-Looking Statements

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the Company’s or SPAC’s ability to effectuate the proposed business combination discussed in this document; the benefits of the proposed business combination; the future financial performance of New PubCo, which will be the go-forward public company following the completion of the business combination, following the Transactions; changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this document, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New PubCo’s, the Company’s or SPAC’s views as of any subsequent date, and none of New PubCo, the Company or SPAC undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New PubCo nor SPAC gives any assurance that either New PubCo or SPAC will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New PubCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New PubCo, SPAC, the Company or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of SPAC’s stockholders; (v) the Company’s and New PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New PubCo’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of the Company; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by SPAC’s public stockholders being greater than expected; (xi) the management and board composition of New PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of New PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the

1

possibility that the Company or SPAC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt the Company’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in SPAC’s other filings with the Securities and Exchange Commission (“SEC”).

No Offer or Solicitation

This communication is related to the proposed business combination between SPAC, the Company and New PubCo and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, as amended. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of SPAC, New PubCo or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed business combination, New PubCo, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New PubCo and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at SPAC’s stockholder meeting. After the registration statement is declared effective, SPAC will mail the definitive proxy statement/prospectus relating to the proposed business combination to SPAC’s stockholders as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of SPAC and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about SPAC, New PubCo, the Company and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by SPAC or New PubCo without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, New PubCo and the Company and their respective directors and executive officers may be deemed participants in the solicitation of proxies of SPAC’s stockholders with respect to the proposed business combination . Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SPAC stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

2

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated May 19, 2023.

99.2	Investor Presentation.

104	Cover Page Interactive Data file (embedded within the inline XBRL document).

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: May 19, 2023

BEARD ENERGY TRANSITION ACQUISITION CORP.

By:	/s/ Sarah James
Name:	Sarah James
Title:	Chief Financial Officer and Chief Accounting Officer

4

Exhibit 99.1

Leading Residential Solar Provider Suntuity Renewables to Become a Public Company Through Business Combination with Beard Energy Transition Acquisition Corp.

•

Suntuity is contributing to America’s transition to solar energy and home electrification. The Company conducts comprehensive customer outreach and engagement and provides end-to-end solar system and energy storage design, installation, and customer service and support across 25 U.S. states.

•

The pro forma enterprise value of the combined company is expected to be $249 million, with the transaction generating up to approximately $255 million in gross cash proceeds, in each case, assuming no redemptions by Beard’s public stockholders. In connection with the transaction, Suntuity has already raised $15 million in funded debt financing.

•

Suntuity’s existing equity holders will roll 100% of their equity into equity of the combined company and will retain approximately 40% of the ownership at the close of the combination, with Beard’s existing public stockholders owning approximately 48% of the combined company, in each case, assuming no redemptions by Beard’s current public stockholders.

HOLMDEL, N.J. and NEW YORK, N.Y. – May 19, 2023 – Suntuity Renewables (“Suntuity” or the “Company”), a leading provider of renewable energy solutions, and Beard Energy Transition Acquisition Corp. (“Beard”) (NYSE: BRD, BRD.U, BRD.WS), a special purpose acquisition company, have entered into a definitive agreement that would result in the combined company becoming publicly traded.

Upon closing of the transaction, the combined company will be named “Suntuity Inc.” (“New Suntuity”), and its Class A common stock and warrants are expected to be listed on the New York Stock Exchange under the new ticker symbols “STY” and “STY.WS,” respectively.

Suntuity is one of the largest end-to-end residential solar companies in the country with over 9,500 residential systems installations across 25 states as of April 2023. Since Suntuity’s residential solar expansion beginning in 2017, the Company has originated opportunities representing over 200 Megawatts (“MW”) and expanded its capabilities to include providing electrification solutions, installing power generation and storage systems, and arranging third-party financing solutions for residential customers. The Company’s industry relationships with top-tier suppliers and financing partners have contributed to making it a leading player in the residential solar market, with a 26.7% install CAGR over the past three years and a robust $55 million backlog1 comprising over 1,100 projects.

The residential solar market continues to expand in the U.S. as homeowners take advantage of the cost-saving benefits of solar energy and tax incentives from the Inflation Reduction Act. These growth drivers, combined with the potential negative impacts of climate change on the grid, and the rapid rise in electric vehicle sales, are placing residential solar and energy storage at the center of a major shift in the overall energy landscape. Suntuity uses a mix of in-house and outsourced solutions and capabilities in an effort to help optimize growth, profitability, and service efficiency to scale in a fiscally responsible manner.

[1]	As of March 31, 2023.

Management Commentary

“Since 2017, Suntuity’s mission has been to support the transition to a 100% clean and renewable energy future by simplifying residential solar power,” said Dan Javan, President and CEO of Suntuity. “In taking this next step to become a publicly traded company, we intend to accelerate our growth, broaden our focus to include comprehensive home electrification solutions and services across the country, and establish ourselves as a significant industry participant in the renewable energy transformation. The Beard team shares our vision to support the clean energy transition infrastructure buildout, and we’ll be working with them to close this transaction and execute against our long-term growth plans.”

“We are looking forward to partnering with Dan and his team to grow Suntuity,” said Gregory A. Beard, CEO of Beard. “When searching for a potential partner in this transaction, we sought to identify a high-growth business in the renewable energy space with a clear path to scalability and a public-ready management team; we believe Suntuity satisfies each of these criteria and much more. Dan and his team are revolutionizing residential solar access in the United States, and we look forward to supporting them in their mission through this combination.”

Suntuity Highlights

•

Substantial and Growing Addressable Market: Industry estimates show solar market growth to 11.5 GW by 2033[2]. Despite these forecasts, total deployments are still a fraction of the addressable market with 94% of single-family homes currently without solar.

•

Broader Energy Storage Tailwinds: Residential home energy storage, highly complementary with home solar, has also grown substantially in tandem with home solar installations. Battery sales in conjunction with solar systems are expected to climb quickly through 2026, given tight battery supply has been the main bottleneck in recent years.

•

Compelling Government Incentives: The 2022 extension of the Investment Tax Credit in the Inflation Reduction Act provides stability and investment opportunity for solar and storage energy within the U.S., including a 30% tax credit for residents installing solar and/or energy systems.

•

Significant Existing Footprint with Future Visibility: Suntuity has originated approximately 21,000 projects since 2017 across 25 states, translating to a three-year install CAGR of 26.7%. As of April 2023, Suntuity has a $55 million backlog spread across 1,100 planned projects.

•

Defined Growth Plan Supported by Tier One Relationships: The Company has generated significant order momentum and planned geographic expansion with installs increasing 54% year-over-year in Q1 2023 and state coverage expanding to 25 states. Execution risk is reduced through the Company’s industry relationships with top-tier suppliers and financing partners.

•

Experienced Industry Leadership: Suntuity’s extended management team represents over 100 years of combined solar and related industry experience, including senior leadership positions with several industry peers.

[2]	EIA Short-Term Energy Outlook, October 2022.

Transaction Overview

Pursuant to the business combination agreement, Beard will acquire Suntuity for a pre-money equity value of $190 million. In connection with the transaction, the combined company, New Suntuity, will issue 19.0 million new shares to current members of Suntuity.

Existing Suntuity members will exchange 100% of their equity interests in Suntuity for equity in New Suntuity. Cash proceeds will consist of cash from Beard’s trust account after redemptions by Beard’s public stockholders. In connection with the transaction, Suntuity has also already raised $15 million in funded debt financing.

The business combination has been unanimously approved by the boards of directors of both Beard and Suntuity and is expected to close in the fourth quarter of 2023, subject to regulatory and stockholder approvals and other customary closing conditions.

Upon closing of the transaction, Suntuity’s senior management are expected to continue to serve in their existing roles. Current Suntuity members are expected to own approximately 40% of the combined company at close of the transaction, assuming no redemptions by Beard’s public stockholders.

Advisors

Vinson & Elkins L.L.P. is serving as legal advisor to Beard. ROTH Capital Partners is serving as capital markets advisor, and Loeb & Loeb LLP is serving as legal advisor to Suntuity.

About Suntuity Renewables

Suntuity Renewables is a leading residential solar company in the country. The Company acquires customers, designs solar energy and home electrification solutions, installs and maintains those systems, and arranges third-party financing solutions for residential customers across the United States. The Company uses a mix of in-house and outsourced solutions to optimize growth, profitability and efficiency of its services which enable it to grow and scale.

About Beard Energy Transition Acquisition Corp.

Beard is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Forward-Looking Statements

This press release includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Suntuity’s or Beard’s ability to effectuate the proposed business combination discussed in this press release; the benefits of the proposed business combination; the future financial performance of New Suntuity, which will be the go-forward public company following the completion of the business combination, following the Transactions; changes in Suntuity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing New Suntuity’s, Suntuity’s or Beard’s views as of any subsequent date, and none of New Suntuity, Suntuity or Beard undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Neither New Suntuity nor Beard gives any assurance that either New Suntuity or Beard will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, New Suntuity’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination by Beard’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against New Suntuity, Beard, Suntuity or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of Beard’s stockholders; (v) Suntuity’s and New Suntuity’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of New Suntuity’s common stock and warrants on a national exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Suntuity; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by Beard’s public stockholders being greater than expected; (xi) the management and board composition of New Suntuity following completion of the proposed business combination; (xii) limited liquidity and trading of New Suntuity’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Suntuity or Beard may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that natural disasters, raw material, component and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, or the physical effects of climate change disrupt Suntuity’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Suntuity’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xx) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Beard’s other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the proposed business combination, New Suntuity, which will be the going-forward public company, will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary prospectus of New Suntuity and a preliminary proxy statement of the SPAC. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the proposed business combination and the other matters to be voted upon at Beard’s stockholder meeting. After the registration statement is declared effective, Beard will mail the definitive proxy statement/prospectus relating to the proposed business combination to Beard’s stockholders as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Stockholders of Beard and other interested persons are advised to read, when available, the definitive proxy statement/prospectus as well as other documents filed or to be filed with the SEC because these documents will contain important information about Beard, New Suntuity, Suntuity and the proposed business combination. Once available, investors and security holders may also obtain a copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, and other documents filed with the SEC by Beard or New Suntuity without charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Beard, New Suntuity and Suntuity and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Beard’s stockholders with respect to the proposed business combination. Information about the directors and executive officers of Beard and their ownership is set forth in Beard’s filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 13, 2023, and its other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Beard’s stockholders in connection with the proposed business combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus when it becomes available carefully before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is related to the proposed business combination between Beard, Suntuity and New Suntuity and shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and does not constitute an offer, or a solicitation of an offer, to sell or buy any securities of Beard, New Suntuity or Suntuity, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contacts

Investors:

For Suntuity

Gateway Group

949-574-3860

Suntuity@gatewayir.com

For Beard

info@beardacq.com

Media:

For Suntuity

Gateway Group

949-574-3860

Suntuity@gatewayir.com

For Beard

info@beardacq.com

Exhibit 99.2 Investor Presentation May 2023

Disclaimer Basis of Presentation This Presentation (this “Presentation”) is provided for informational purposes only with respect to the potential business combination between Suntuity Renewables LLC (“Suntuity”), Beard Energy Transition Acquisition Corp. (“Beard”), Suntuity Inc. (“NewCo”) and the other parties to the Business Combination Agreement, dated May 18, 2023 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Potential Business Combination”). This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Potential Business Combination or (ii) an offer, a solicitation of an offer or a recommendation to, buy or sell any securities of Beard, Suntuity, NewCo or any of their affiliates. To the fullest extent permitted by law, in no circumstances will Beard, Suntuity, NewCo, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Please refer to the Business Combination Agreement and other related transaction documents for the full terms of the Potential Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, specific investment objectives, financial situations or financial needs. No Offer or Solicitation This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer, or a solicitation of an offer, or a recommendation to, buy or sell any securities, investment or other specified product in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or otherwise, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS PRESENTATION OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. No Representations and Warranties The information contained herein does not purport to be all-inclusive or contain all of the information that may be required to make a full analysis of Suntuity, Beard, NewCo or the Potential Business Combination. None of Beard, Suntuity or NewCo, nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should not rely upon the information contained herein to make any decision. Any data on past performance or modeling contained herein is not an indication as to future performance. The data included in this Presentation is subject to change. Beard, Suntuity and NewCo assume no obligation to update the information in this Presentation. The information contained in this Presentation (i) is preliminary in nature and is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision in connection with any investment decision in NewCo and (ii) should be considered in the context of the circumstances prevailing at the time and has not been, and may not be, updated to reflect material changes or developments which may occur after the date of this Presentation. Industry and Market Data This Presentation relies on and refers to information and statistics regarding the sectors in which Suntuity competes and other industry and market data from third-party industry publications and sources as well as from research reports prepared for other purposes. Although Beard, Suntuity and NewCo believe these sources to be reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. This information has been supplemented in certain cases with information from discussions with Suntuity’s customers and internal estimates, taking into account publicly available information about other industry participants and Suntuity’s management’s best view as to information that is not publicly available. This Presentation discusses trends and markets that Suntuity’s leadership team believes will impact the development and success of Suntuity and NewCo based on its current understanding of the marketplace. 2

Disclaimer Forward-Looking Statements This Presentation includes certain statements in respect of the Potential Business Combination that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, but the absences of these words does not mean that a statement is not forward-looking. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the proposed transaction, are also forward-looking statements. All statements, other than statements of present or historical fact included in this Presentation, regarding the Potential Business Combination; Beard’s ability to consummate the transaction; the benefits of the transaction and the combined company’s future financial performance; the combined company’s strategy, future operations, estimated or forecasted financial position; estimated revenues and losses, projected costs, operational metrics, projections of market opportunity and market share; Suntuity’s unit economics; the sources and uses of cash of the Potential Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the Potential Business Combination; the projected technological developments of Suntuity and NewCo; future profitability prospects, plans and objectives of management; and others are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of managements of Beard, Suntuity and NewCo and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions and are subject to material change. Many actual events and circumstances are beyond the control of Suntuity, Beard and NewCo. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; changes in the market for Suntuity’s services and technology, and expansion plans and opportunities; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination or that the approval of the stockholders of Beard is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; the amount of redemption requests made by Beard’s public stockholders; risk relating to the uncertainty of the projected financial information with respect to Suntuity; the overall level of consumer demand for Suntuity’s services; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of Suntuity’s customers and channel partners; Suntuity and NewCo’s expectations concerning relationships with strategic partners, suppliers, and other third parties; Suntuity’s ability to implement its business strategy; changes in governmental regulation, Suntuity’s exposure to litigation claims and other loss contingencies; the impact that global climate change trends may have on Suntuity and its partners, suppliers and customers; Suntuity’s ability to protect patents, trademarks and other intellectual property rights; Suntuity’s and NewCo’s ability to further attract, retain, and expand its customer base; Suntuity’s ability to attract and retain qualified employees; the ability to operate efficiently at scale; anticipated investments in capital resources and development, and the effect of these investments; market acceptance of Suntuity and NewCo’s offerings; shortages of skilled labor to install Suntuity’s solar systems and quality issues with its solar and related products; Suntuity’s dependence upon a limited number of suppliers for certain critical components, and finished products, including solar modules, microinverters, and storage solution; the reduction, modification, or elimination of government incentives favoring the solar industry, including incentive tax credits; proceeds of the Potential Business Combination and Suntuity’s expected cash runway; the combined company’s strategy, future operations, estimated financial position, revenues and losses, and plans and objectives of management; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks; and other potential effects of the Potential Business Combination on Beard, Suntuity and NewCo. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. More information on potential factors that could affect Beard’s, Suntuity’s or NewCo’s financial results is included in the section entitled “Summary Risk Factors” in this Presentation and those set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Beard’s Annual Report on Form 10-K, filed with the SEC on March 13, 2023, and in those documents that Beard or NewCo have filed, or will file, with the SEC, including the proxy statement/prospectus NewCo intends to file with the SEC in connection with the Potential Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that Beard, Suntuity and NewCo do not presently know or that Beard, Suntuity or NewCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Beard’s, Suntuity’s and NewCo’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Beard, Suntuity and NewCo anticipate that subsequent events and developments will cause Beard’s, Suntuity’s and NewCo’s assessments to change. However, while Beard, Suntuity and NewCo may elect to update these forward-looking statements at some point in the future, Beard, Suntuity and NewCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Beard, Suntuity or NewCo as of any date subsequent to the date of this Presentation. Trademarks Beard, Suntuity and NewCo own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Beard, Suntuity or NewCo, an endorsement or sponsorship by or of Beard, Suntuity or NewCo, or a guarantee Suntuity, Beard or NewCo will work with or will continue to work with such third parties. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Beard, Suntuity or NewCo, or the any third-party will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. 3

Disclaimer Financial Information; Non-GAAP Financial Measures Some of the historical financial information contained in this Presentation is unaudited and does not conform to Regulation S-X. This Presentation contains certain estimated preliminary financial results and key operating metrics for the year ended December 31, 2022. This information is preliminary and subject to change. As such, Suntuity’s actual results may differ from the estimated preliminary results presented herein. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement/prospectus or registration statement to be filed by Beard or NewCo with the SEC. In addition, financial information and data contained in this Presentation have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP financial measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. Suntuity’s management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Beard, Suntuity and NewCo believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Suntuity’s financial condition and results of operations. Suntuity’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Beard, Suntuity and NewCo believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Suntuity’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Suntuity’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Use of Projections This Presentation contains projected financial or operational information with respect to Suntuity, cumulative installations, installation growth, internal install crew capability and internal service crew capability. Such projected financial or operational information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The projections, estimates and targets in this Presentation are forward-looking statements that are based on a number of economic, market and operational assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Beard’s, Suntuity’s and NewCo’s control. Notably, statements regarding Suntuity’s financial or operational forecasts are, without limitation, subject to material assumptions regarding Suntuity’s ability to successfully execute its growth strategy, Suntuity’s ability to maintain required strategic arrangements and customer relationships, among others. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, weather, economic, regulatory, competitive, technological, and other risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. Beard, Suntuity, and NewCo caution that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See “Forward-Looking Statements” above. The inclusion of projections, estimates and targets in this Presentation should not be regarded as an indication that Beard, Suntuity, NewCo, or their representatives, considered or consider the financial or operational projections, estimates and targets to be a reliable prediction of future events. None of Beard’s, Suntuity’s or NewCo’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, none of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. Actual results may differ materially from the results contemplated by the financial or operational forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Additional Information and Where to Find It In connection with the Potential Business Combination, NewCo, which will be the going-forward public company, intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of Beard and a preliminary prospectus of NewCo. Information in the preliminary proxy statement/prospectus will not be complete and may be changed. After the Registration Statement is declared effective, Beard will mail the definitive proxy statement/prospectus relating to the Potential Business Combination to Beard’s stockholder’s as of a record date to be established for voting on the Potential Business Combination. Beard’s stockholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, in connection with Beard’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Potential Business Combination, as well as other documents filed with the SEC, because these documents will contain important information about Beard, Suntuity and NewCo and the Potential Business Combination. Investors and security holders may also obtain a free copy of the Registration Statement, including the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Potential Business Combination and other documents filed with the SEC by Beard and NewCo, without charge, at the SEC’s website located at www.sec.gov. Participants in the Solicitation Beard, Suntuity and NewCo and their respective directors and executive officers and other members of management under SEC rules may be deemed to be participants in the solicitation of proxies of Beard’s stockholders in connection with the Potential Business Combination. Information about the directors and executive officers of Beard and a description of their interests in Beard, is contained in Beard’s filings with the SEC, including in Beard’s Annual Report on Form 10-K filed with the SEC on March 13, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Beard’s stockholders in connection with the Potential Business Combination will be set forth in the Registration Statement and the definitive proxy statement/prospectus, when available. Stockholders, potential investors and other interested persons should read the Registration Statement and the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents will be available free of charge at the SEC’s website at www.sec.gov. 4

Proposed Transaction Summary A Vertically Integrated Solar Platform Simplifying Residential Solar Across 25 States • Suntuity Renewables LLC (“Suntuity”) and Beard Energy Transition Acquisition Corp. (NYSE:BRD) have executed a definitive agreement to enter into a business combination Transaction Overview • Upon the closing of the transaction, it is expected that the post-closing company (“NewCo”) will be a publicly listed company (1,2) • Pro forma Enterprise Value of $249 million Valuation (1,2) • Pro forma Equity Value of $479 million • Suntuity’s members will exchange their LLC interests for equity in NewCo with no cash payout Capital • Suntuity received $15 million in transaction debt financing Structure after the signing of the definitive agreements regarding the business combination from certain affiliates of Beard Notes: (1) Assumes 0% redemptions by Beard’s public stockholders. 5 5 (2) See transaction overview on page 26.

Suntuity’s Mission Our mission is to accelerate the adoption of solar energy, energy storage, and home electrification across the country. We believe in an energy ecosystem that is powered by the sun and accessible to everyone for a bright, clean, and a sustainable future. 6

Suntuity Highlights Rapidly Growing Residential Solar, Storage, and Electrification Market 1 Compelling incentives coupled with increasing electricity prices are fueling solar and storage adoption Vertically Integrated Platform Primed for Scale 2 Suntuity originates, designs, sells, installs, and services its projects allowing greater operational efficiencies Strong Order Momentum and Geographic Expansion 3 Q1 2023 installs up 54% YoY and state coverage continues to expand Well-Developed Supply Chain Reduces Execution Risk 4 A premier customer to tier-one suppliers Platform Enables Long-Term Customer Ownership 5 Ability to expand product and service offerings as electrification demand grows and markets evolve Seasoned Leadership Team 6 100+ years of combined solar and related industry experience across the extended leadership team 7

Market Overview

Residential Solar - A Resilient Market With Significant Growth Opportunity Increasing Retail Power Prices & Continued Investment Tax Credit Support Drives Solar Adoption (1) (2) Average U.S. Monthly Residential Electricity Price Annual U.S. Residential Solar PV Installations (MW ) DC $18.00 10,000 $15.96 7,713 8,000 7,115 $15.00 6,576 6,379 6,194 5,939 6,000 $12.00 4,250 3,523 4,000 2,864 2,417 2,239 $9.00 2,000 $8.04 $6.00 0 Historical Forecast (2) Solar deployments are still a fraction of the addressable market with ~94% of single-family homes currently without solar. Sources: (1) EIA Electricity Data Browser, May 2023 (2) SEIA Solar Industry Research Data 9 Cents/kwH

IRA Should Accelerate Growth of US Residential Solar 2022 Extension of the Investment Tax Credit (“ITC”) Provides Stability and Investment Opportunity for Solar and Storage Energ y Within the United States Key Stats 40-60% 30% 10-year Total tax credit available Base tax credit for residents Extension of full ITC values to at including “adder” ITC for installing solar and/or energy (1) least 2032 domestic content, low income, (1) storage systems (1) and community solar 10-year extension of full ITC values brings These adders enable solar developers to realize additional upside via targeted deployments long term stability to the tax equity market in qualified communities and strategic procurement ITC transferability is expected to facilitate and streamline tax equity placement for the residential solar market, providing more flexibility with financing Sources: (1) SEIA Inflation Reduction Act Summary Report. 10

Well Positioned to Benefit from Electrification Trends Electric Vehicle/ General Home Electrification Energy Storage VPP/V2G Charging Systems • EVs on U.S. roads projected • Households can deduct • The new investment tax • Suntuity’s products and to reach 26.4 million in from their taxes up to 30% credit for standalone services expected to allow 2030 of the costs of energy batteries expected to consumers to generate and efficient home increase grid resiliency and manage their own power • In 2030, 74% of EV improvements, such as allow for more residential and so participate in Virtual charging infrastructure installing heat pumps and customer to turn to Power Plants (“VPPs”) and projected to be in insulation renewables to electrify Vehicle to Grid (“V2G”) residential settings their homes by decreasing programs and other the overall cost of distributed energy resource ownership sharing programs Sources: BloombergNEF, EEI, Electric Vehicle Sales and the Charging Infrastructure Required Through 2030 11

Company Overview

Suntuity At A Glance (1) (2) ~13,000 Cumulative Installs 1,152 Systems Backlog Since inception through 2023E As of March 31, 2023 ~39% Installation Growth >500 Full-Time Employees 1H 2022 vs. 1H 2023E Across the country One of America’s Largest Solar Integrators with a 9.6 kW Average Size 25 States Serviced Growing (3) Average size of residential install Growing substantial footprint National Reach Notes: (1) ~8,400 cumulative installs from inception through 2022. (2) Backlog and Active states are based on projects with Conditional Deal Acceptances (“CDA”). CDAs are defined as signed contracts with Suntuity’s preliminary financial, design, and engineering review complete. As of 13 March 31, 2023, 1,009 with CDAs have full financing approval (“Deal Acceptance”). (3) Data reflects average system size for April 2023 installations.

End-to-End Residential Solar Solutions

Vertical Integration Enables Faster And Lower-Cost Services Than Outsourcing

Suntuity RENEWABLES

Origination

- Door-to-Door
- Call centers
- Canvasing
- Channel partners
- Direct-to-Consumer (DTC) through investment in SolarQuote

Installation

- Dedicated engineering team of 80+
- Internal installs account for ~88% of all installations YTD
- Outsource installation occurs if Suntuity lacks geographic presence
- 175 fleet size[(1)]

Operations & Maintenance

- Services are monitored in-house
- Provide software for monitoring, reporting and ongoing benchmarking
- Growing database of customers
- Network Operation Centers in NJ and India

Solar Financing

- Currently offering comprehensive third-party financing solutions
- Suntuity intends to also provide new internal financing products
- Suntuity has secured tax equity commitments with a strategic partner

Notes:
(1) Including rentals and vehicles on-order.

Suntuity RENEWABLES

14

Solid Performance Through Efficient Operations (1) (2) Time to Install : Median of 59 days from Deal Acceptance ✓ (3) Crew Installation Efficiency : expected to produce 18-22 completions per crew per month (~1 per day) ✓ Internal Install Crew Capacity: Current installation capacity of 5,000 projects (4) per annum (p.a.) forecasted to increase to 7,000 projects p.a. by Q4 2023 ✓ (6) Internal Service Crew Capacity: 15,000 projects p.a. forecasted to increase to (5) 18,000 projects p.a. by Q4 2023 ✓ Notes: Notes: (1) Data as of May 2023. 5) Assumes an increase of three additional service crews. (2) Deal Acceptance- CDAs with full finance approval. 6) Internal service crew consists of two FTEs. 15 (3) Assumes an installation crew consists of four Suntuity FTEs. (4) Assumes an increase of four internal installation crews (16 FTEs).

Flexible and Scalable System Installation Capacity Ability to Expand Footprint Through Outsourced Installation Crews Crew Deployment Hub Mix – Internal & External Internal Only External Only 16

Capabilities Demonstrated Through Success Timeline of Capabilities and Growth 36 55 79 125 Cumulative MW Installs Annual Installs Cumulative Installs 13,005 8,375 5,829 3,890 4,630 2,546 1,939 1,587 2020 2021 2022 2023E Through the COVID-19 pandemic, Expansion through acquisition of Suntuity continues to expand its national footprint and improve Suntuity enters MA & RI. significant channel partner efficiencies through investments in process and technology. pipeline. Suntuity reaches a total of 22 states. Notes: 890 installs as of Q1 2023. Cumulative Installs figure includes installations in year represented. 17

Multi-Faceted Sales Approach Flexibility and Optionality While Actively Pursuing Reductions in Customer Acquisition Costs Leveraging technology, sophisticated algorithms and Direct to workflow automation, for a software-centric approach to Install Count - % of Total 3% customer acquisition by transitioning from a traditional sales Consumer model to a model based on customer involvement and 9% (“DTC”) 16% empowerment at the outset 41% 41% 97% Developing and nurturing external sales partners to ensure 84% ongoing high-volume deal flow in various markets; Suntuity Channel Sales 59% currently has 80+ active channel partners across 25 states 50% 2020 2021 2022 2023E Maintaining a strong traditional sales approach as we Internal Channel DTC systematically transition to more efficient, streamlined, and Door to Door scalable sales methodologies 18

Synergistic Investments

SOLAR QUOTE

AI & Software

Suntuity owns 29%

Overview
SolarQuote provides a customer-facing platform which enables homeowners to design, select solar panels and batteries, and choose from a range of financing options

Impact
- Launched with Suntuity in Q1 ’23 to substantially lower CAC through ability to close a sale without traditional salesperson bluedot ENERGIES

EV Charging

Suntuity owns 21%

Overview
Bluedot provides turnkey EV charging infrastructure, including residential EV chargers

Impact
- Revenue growth opportunity through ability to cross-sell Bluedot with existing customers.
- Launching with Suntuity in Q2 ‘23



Suntuity RENEWABLES
19

Leveraging Efficient Digitization And Automation For Greater Scale Home Electrification and Suite of Software Tailored for Each Stage Energy Internet of Things Solar+ Storage TPO EV Customer Origination Expansion Infrastructure Customer Engagement HVAC/ Standalone Heat Pumps Storage Investments in End- to-End Software Scheduling Electric Stove Electric Vehicle Platform for Workflow Distributed Energy Resources Design & Engineering Automation and Management & Monetization Superior Efficiency in Execution Procurement Virtual Virtual Distribution and Power Plants Transmission Capacity Installs Leveraging Scale for Growth in Broader Inspection Home Electrification and Grid Services 20

A Highly Experienced Executive Team



Dan Javan, President & CEO

- Industry veteran with over 14 years of RE industry executive experience
- Regarded as an industry expert across several RE think tanks and strategy groups
- Leads Suntuity Renewables' mission, growth, and strategic direction
- Has grown Suntuity Renewables into a top residential solar integrator across 25 US states
- Served as the founding member and board member of certain RE trade groups



Anthony DiPaolo, Chief Financial Officer

- Leads Suntuity Renewables' financial operations
- Over 25 years of senior finance and operations leadership experiences both in product and service organizations in rapidly growing businesses
- Strong public company CFO background
- Extensive expertise in equipment and solar leasing/TPO business model



Gary Liardon, SVP of Operations

- Oversees the daily operations of Suntuity's field, procurement, and logistics teams across the US
- Over 30 years of expertise in operational efficiency with expertise in Sales & Operations, Mergers & Acquisitions, and Greenfield expansion
- Previously COO of the Consumer Group at PetersenDean where he more than doubled revenue growth to $250M annually
- Serves as a board member of the Solar Energy Industries Association (SEIA)



Kam Mofid, Chief Strategy Officer

- Supports the CEO and the executive leadership team through development and deployment of the company's strategic growth roadmap
- Extensive general management, manufacturing, operations, and technology development background
- Over 12 years of executive experience in the solar industry, having previously led two of the largest residential and commercial solar firms in the country
- Prior to Suntuity, led Envision Group's foray into the global solar markets helping make the company one of the largest SaaS solutions providers globally for solar asset management and performance optimization



Alexandra Gerritsen, Chief Administrative Officer

- Leads Suntuity Renewables' administrative affairs, including HR, Recruitment, Technology, Customer Experience, Sales Operations, and Training and Development
- Over 15 years of experience in internal operation with expertise spanning across Business-to-Business, Business-to-Consumer, Solar, and more
- Led successful company-wide transformation initiatives, optimized day-to-day operations, and expanded revenue opportunities on a national and international scale

Suntuity RENEWABLES
21

Operational Summary

Strong Historical Operating Performance Ability to Convert CDAs to Installs Effectively * CDAs Installs 5,026 3,004 2,546 2,207 1,939 1,587 2020 2021 2022 Notes: *CDA = Conditional Deal Acceptance - representative of the system backlog 23

2022 Momentum Has Led to Strong Installation Backlog (1) (1) Current CDA Backlog Breakdown by Geography Current CDA Backlog Breakdown by Finance Types (1) (2) CDA Backlog: 1,152 Systems Median Cycle Time: ~59 days Cash Other 4% 14% Other Financing 14% NJ MA 33% 6% FL 8% MD 11% CT 6% TPO & Loan PA Financing 22% 82% Notes: *CDA = Conditional Deal Acceptance - representative of the system backlog (1) Company figures as of March 31, 2023 24 (2) From Deal Acceptance to Installation

Transaction Summary

Detailed Transaction Overview PRO FORMA VALUATION (MM, EXCEPT PER SHARE VALUES) PRO FORMA OWNERSHIP (IN MM) Shares % Ownership (1)(2)(3) Pro Forma Shares Outstanding 47.9 Existing Suntuity Shareholders 19.0 39.7% (4) (x) Share Price $10.00 Transaction Debt Financing 1.1 2.3% (1) Equity Value $479 BRD Public Stockholders 23.0 48.0% (3) (+) Pro Forma Debt $15 BRD Sponsor 4.8 10.0% (-) Cash Proceeds from Transaction at Closing $245 PF Shares Outstanding 47.9 100.0% Enterprise Value $249 SOURCES & USES (MM) (3) (4) BRD Sponsor Transaction Debt Financing Sources 10.0% 2.3% (1) SPAC Cash in Trust $240 Existing Transaction Debt Financing $15 Suntuity Stock Consideration to Existing Suntuity Shareholders $190 Shareholders 39.7% Total Sources $445 Uses Stock Consideration to Existing Suntuity Shareholders $190 (1) Cash to Balance Sheet at Closing $245 BRD Public Estimated Cash Transaction Costs $10 (1) Stockholders Total Uses $445 48.0% Notes: (1) Assumes 0% redemptions by Beard’s public stockholders. (2) Ownership and share count excludes 23.7 million outstanding BRD warrants (strike price of $11.50). (3) BRD Sponsor has agreed to forfeit a number of founder shares equal to 5,570,000 less (A) (i) the sum of (a) the number of shares held by BRD Public Stockholders after redemptions, (c) the number of shares held by Existing Suntuity Shareholders at closing, 26 and (c) the number of shares issuable upon exercise of the warrants received by the investors in the Transaction Debt Financing, divided by (ii) 0.9 less (B) the amount calculated pursuant to clause (A)(i). (4) At closing of the transactions, the investors in the Transaction Debt Financing will receive an aggregate number of shares equal to 4.5% of the fully diluted outstanding shares (excluding shares issuable pursuant to subsequent financings, shares underlying the outstanding BRD warrants and shares held by BRD’s public stockholders that do not exercise their redemption rights).

Summary Risk Factors These summary risk factors have been prepared as part of the potential business combination between Beard, Suntuity and NewCo and the other parties thereto (the “Potential Business Combination”), and such list is not exhaustive. All references to “Suntuity,” “we,” “us” or “our” refer to Suntuity Renewables LLC and its subsidiaries prior to the consummation of the Potential Business Combination, and NewCo and its subsidiaries, including Suntuity Renewables LLC, following the consummation of the Potential Business Combination. The list below is qualified in its entirety by disclosure contained in future documents to be filed or furnished by Beard, Suntuity and NewCo with the SEC, including the documents filed or furnished in connection with the Potential Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the Potential Business Combination and securities of Beard, Suntuity and NewCo, and may differ significantly from and be more extensive than those presented below. You should carefully consider these risks and uncertainties. If Suntuity cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, its business financial condition or results of operations could be materially and adversely affected. Additional risks that Suntuity currently does not know about or that it currently believes to be immaterial may also impair its business, financial condition or results of operations. Risks Related toSuntuity’s Business • Suntuity’s results of operations are subject to significant fluctuations and are inherently unpredictable. • Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect Suntuity’s business, revenues, margins, results of operations, and cash flows. • The execution of Suntuity’s growth strategy is dependent upon the continued availability of third-party financing arrangements for its projects, including its residential finance programs, and is affected by general economic conditions and other factors, as well as market interest rates that may adversely affect the customers’ cost of financing or leasing Suntuity’s products and could reduce their profits and expected returns on investment in the products. • Our growth is dependent on our contractor network, and our failure to retain or replace existing contractors or to grow our contractor network or the number of our loans offered through our existing network could adversely impact our business. • A substantial portion of our revenue is generated through subcontracting relationships with other solar providers. Our failure to maintain these subcontracting relationships could adversely impact our business. • Our failure to secure new conditional deal acceptances may adversely affect our business operations and financial results. • Our projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our projected revenues, market share, expenses, profitability and any guidance we may publish from time to time may differ materially from our expectations. • Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base, maintain and grow our market share and achieve broader market acceptance. • Our future growth and success is highly correlated with, and thus dependent upon, the continuing rapid adoption of residential solar. • Suntuity is subject to risk related to its financing offerings directly to consumers. If its consumer underwriting and origination processes contain errors or incorrect inputs from consumers or third parties (such as credit bureaus), its reputation and relationships with capital providers and contractors could be harmed. Further, economic and other changes resulting in increases in default rates could increase Suntuity’s cost of capital. • The reduction, modification, or elimination of government incentives could cause Suntuity’s revenue to decline and harm its financial results. • Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for Suntuity’s products and services. • A change in, or the expiration or elimination of, the solar investment tax credit could adversely affect Suntuity’s business, revenues, margins, results of operations, and cash flows. • As Suntuity’s sales to residential customers have grown, including through dealers and directly to consumers, it has increasingly become subject to substantial financial services and consumer protection laws and regulations. Any failure to comply with laws and regulations relating to interactions by Suntuity or third parties (such as its dealers and sub-servicers) with consumers or with licensing requirements applicable to Suntuity’s business could result in negative publicity, claims, investigations and litigation, and may adversely affect its financial performance. • As Suntuity’s sales to residential customers have grown, it has increasingly become subject to data protection and privacy laws. Any failure to comply with laws relating to data protection and privacy could result in negative publicity, claims, fines, investigations and litigation, and may adversely affect its financial performance. • Suntuity's business depends in part on use of technology and providing technology solutions and services to its customers. Suntuity may be subject to risk of infringement of third party intellectual property rights for which it cannot obtain a license. Further, Suntuity does not have a patent portfolio and may not be able to protect its rights in intellectual property, which could materially and adversely affect its business and financial performance. • Suntuity does not typically maintain long-term agreements with its customers and accordingly could lose customers without warning, which could adversely affect its business results. • The competitive environment in which Suntuity operates often requires it to undertake customer obligations or provide indemnifications, which may turn out to be costlier than anticipated and, in turn, materially and adversely affect its business, results of operations, cash flows, and financial condition. • Suntuity may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund its operations and make adequate capital investments as planned due to the general economic environment, cost inflation, and/or the market pressure driving down the average selling prices of its solar power products. 27

Summary Risk Factors • Suntuity depends on a limited number of suppliers for certain critical components, and finished products, including solar modules, microinverters, and storage solutions. Any shortage, interruption or delay, deterioration of its relationships with, or price change from these suppliers could adversely affect its business, prevent Suntuity from delivering products to customers within required timeframes, and could in turn result in sales and installation delays, cancellations, penalty payments, or loss of market share. • If Suntuity has safety or quality issues with its solar and related products, its sales, profit, and cash flows could decrease and our relationships with its customers and reputation may be harmed. • Suntuity’s performance depends upon the continued contributions of its senior executives and key employees. Also, Suntuity’s business depends on the continuing ability to recruit, train and retain highly qualified employees in all areas of operations. If any of Suntuity’s key personnel do not continue in their present roles and are not adequately replaced, the company’s business operations could be materially adversely affected. In addition, a shortage of trained employee or other service providers could have an adverse impact on productivity and costs, which could adversely affect our operations. • Suntuity employs and engages employees and independent contractors in various states and is subject to a risk of potential claims by or on behalf of service providers from time to time, including claims relating to the employment laws of the states in which Suntuity has operations or service providers. Suntuity relies on the services of various individuals that it classifies as independent contractors, including individuals who perform certain outside sales-related services. Suntuity’s business may be adversely affected if claims are initiated that allege any misclassification with respect to employees or independent contractors, and the costs associated with defending, settling or resolving any such proceedings, and any liability determination, may materially impact the company. • Suntuity installs a significant portion of its residential solar power systems and is subject to risks associated with construction, safety, cost overruns, delays, and other contingencies any of which could have a material adverse effect on its business and financial results. • Suntuity has significant supplier relationships outside the United States, which may subject it to additional business risks, including logistical complexity and political instability. • Suntuity’s business could be adversely affected by seasonal trends, poor weather, and construction cycles. • Suntuity’s supply chain is subject to natural disasters and other events beyond its control, such as raw material, component, and labor shortages, global and regional shipping and logistics constraints, work stoppages, epidemics or pandemics, earthquakes, floods, fires, volcanic eruptions, power outages, or other natural disasters, and the physical effects of climate change, including changes in weather patterns, water availability and temperature levels. • Permits and approvals from public utilities or authorities having jurisdiction (“AHJs”) such as federal, state, local, or other regional department or fire chief, fire marshal, labor department, or building official, electrical inspector (among others) are typically required for most of Suntuity’s solar system installations. Any delays in obtaining such permits or approvals or modifications required in order to satisfy utilities or AHJs could adversely affect Suntuity’s business, revenues, margins, results of operations, and cash flows. • Suntuity relies on certain utility rate structures, such as net metering, to offer competitive pricing to customers, and changes to those policies, may significantly reduce demand for Suntuity’s services. • Climate change may have long-term impacts on Suntuity’s business, its industry, and the global economy, as result of changing weather patterns and increased frequency of severe weather events that could adversely impact demand for residential solar. • Suntuity’s business is concentrated in certain markets, putting it at risk of region-specific disruptions, including extreme weather events. • Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines. • Failure to comply with laws and regulations relating to Suntuity’s interactions with employees, contractors, or dealers, could result in negative publicity, claims, investigations, and litigation, and adversely affect financial performance. • Changes in tax laws or the interpretation thereof or the imposition of new or increased taxes or fees, or audits or other proceedings by taxing authorities, may increase Suntuity’s future tax liability and adversely affect Suntuity’s operations and cash flows. Risks Related to the Potential Business Combination • Beard and Suntuity may not be able to obtain the required stockholder approvals to consummate the Potential Business Combination. • The consummation of the Potential Business Combination is subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Potential Business Combination. • If the Potential Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Beard’s common stock or, following the consummation of the Potential Business Combination, NewCo’s common stock may decline. • Each of Beard, Suntuity and NewCo has incurred and will incur substantial costs in connection with the Potential Business Combination and related transactions, such as legal, accounting, consulting, and financial advisory fees, which will be paid out of the proceeds of the Potential Business Combination. • The ability of Beard’s public stockholders to exercise redemption rights with respect to a large number of shares could deplete Beard’s trust account prior to the Potential Business Combination and thereby diminish the amount of working capital of NewCo. • Subsequent to the consummation of the Potential Business Combination, NewCo may be required to take write-downs or write-offs and restructuring, impairment, or other charges that could have a significant negative effect on its financial condition, results of operations, and share price, which could cause you to lose some or all of your investment. Uncertainty about the effect of the Potential Business Combination may affect NewCo’s ability to retain key employees and integrate management structures and may materially impact the management, strategy, and results of its operation as a combined company. • The consummation of the Potential Business Combination is subject to a number of conditions, including with respect to antitrust filings and waiting periods and, if those conditions are not satisfied or waived, the Potential Business Combination agreement may be terminated in accordance with its terms and the Potential Business Combination may not be completed. • Legal proceedings in connection with the Potential Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Potential Business Combination or have a material adverse effect on NewCo following the Potential Business Combination. 28

Summary Risk Factors • Beard, Suntuity and NewCo may be subject to business uncertainties and contractual restrictions while the Potential Business Combination is pending, and such uncertainty could have a material adverse effect on Beard’s, Suntuity’s and NewCo’s business, financial condition, and results of operations. • NewCo may not be able to realize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition and the ability of NewCo to grow and manage growth profitably and retain its management and key employees. • The ability to successfully eﬀect the Potential Business Combination and NewCo’s ability to successfully operate the business thereafter will largely depend on the eﬀorts of certain key personnel of Suntuity, whom we expect to stay with NewCo following the Potential Business Combination. The loss of such key personnel could negatively impact the operations and ﬁnancial results of NewCo. • We may have to obtain consents or waivers in connection with the Potential Business Combination under certain agreements, including certain lease agreements. There can be no assurance that we will be able to obtain such consents or waivers, and the failure to obtain any required consents or waivers could result in the termination of such agreements, which may have a materially adverse impact on our future business prospects, financial performance and results of operations. • NewCo could be subject to the 1% U.S. federal excise tax passed as part of the Inflation Reduction Act of 2022 on any redemptions of NewCo Class A common stock in connection with the Potential Business Combination. Risks Related toNewCo’s Securities Following Consummation of the Potential Business Combination • The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members. • If, following the Potential Business Combination, securities or industry analysts do not publish or cease publishing research or reports about NewCo, its business, or its market, or if they change their recommendations regarding NewCo’s securities adversely, the price and trading volume of NewCo’s securities could decline. • An active trading market for NewCo’s shares of common stock may not be available on a consistent basis to provide shareholders with adequate liquidity. The stock price may be volatile, and shareholders may not be able to sell shares at or above the price at which they purchase their shares, resulting in a loss of all or a significant part of their investment. • Following the completion of the Potential Business Combination, Suntuity or its principal shareholders may control a significant percentage of the voting power of NewCo and will be able to exert significant control over the direction of the business. Such concentration of ownership may affect the market demand for NewCo’s shares. • There can be no assurance that NewCo’s common stock will be approved for listing on a national stock exchange following the closing, or that NewCo will be able to comply with the continued listing standards of such national stock exchange. • Because NewCo has no current plans to pay cash dividends for the foreseeable future, stockholders may not receive any return on investment unless they sell their shares for a price greater than that which they paid for them. • Warrants will become exercisable for NewCo’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to NewCo’s shareholders and could also cause the market price of our common stock to drop significantly, even if our business is doing well. • NewCo may issue shares of preferred stock in the future, which could make it difficult for another company to acquire it or could otherwise adversely affect holders of its common stock. • Stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Potential Business Combination. Having a minority share position may reduce the influence that stockholders have on our management. • Future sales and issuances of NewCo’s common stock or rights to purchase NewCo’s common stock, including pursuant to NewCo’s equity incentive plans, or other equity securities or securities convertible into NewCo’s common stock, including Beard’s outstanding warrants, could result in additional dilution of the percentage ownership of NewCo’s shareholders and could cause the stock price of NewCo’s common stock to decline even if its business is doing well. • If we fail to establish and maintain effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us, and, as a result, the value of our common stock. • Our internal controls and procedures may not prevent or detect all errors or acts of fraud. • Restatements of previously issued financial statements, the filing of notices that previously issued financial statements may not be relied upon, and findings of material weaknesses and significant deficiencies in internal controls over financial reporting could delay or have a material adverse effect on Beard’s, NewCo’s and Suntuity’s ability to consummate the Potential Business Combination. • Changes to, or application of different, financial accounting standards (including PCAOB standards) may result in changes to our results of operations, which changes could be material. • NewCo will incur significant expenses as a result of being a public company, which could materially adversely affect NewCo’s business, results of operations, and financial condition. • We may be unable to achieve milestones set forth by management, our quarterly operating results may fluctuate significantly and our financial results may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline. The price of our shares may be further subject to fluctuation or decline based on general economic conditions, legislative changes, changes in business prospects, and other events and factors that are beyond our control. • After the completion of the Potential Business Combination, we may be at an increased risk of securities class action litigation. • Anti-takeover provisions contained in the post-closing governing documents and applicable laws could impair a takeover attempt. • NewCo will be an emerging growth company and may be considered a smaller reporting company within the meaning of the U.S. Securities Act of 1933, as amended, and it may determine to take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies. Such a determination could make NewCo’s securities less attractive to investors and may make it more difficult to compare NewCo’s performance with other public companies. 29